Bank of America Plaza 101 East Kennedy Boulevard Suite 2800 Tampa, Florida 33602	813.229.7600 813.229.1660 fax
www.slk-law.com

MARK A. CATCHUR

(813) 227-2264

mcatchur@slk-law.com

September 1, 2016

Via Edgar

Joseph McCann, Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street

Washington, DC 20549

Re:	Oragenics, Inc. Registration Statement on Form S-3 File No. 333-213321

Dear Mr. McCann:

Set forth below is the response of Oragenics, Inc. (the “Company”) to the Staff of the Division of Corporation Finance’s comment letter dated August 31, 2016, with respect to the Company’s Registration Statement on Form S-3 (333-213321) filed on August 25, 2016. Concurrently with this letter the Company is filing a Pre-Effective Amendment No.1 to its Registration Statement on Form S-3. For your convenience, the Staff’s comments are set forth in bold and followed by the Company’s response.

Comments

1.	We note that you are registering units under the registration statement. Please have counsel revise the legality opinion to cover these units. For guidance, please see Part II.B.1.h. of Staff Legal Bulletin No. 19.

Response:	Counsel has revised its legal opinion to include the units and the Company has filed a Pre-Effective Amendment No.1 to the registration statement to include the revised legal opinion. Please see Exhibit 5.1 of the Amendment for the revised opinion.

Should you have any questions or clarifications of the matters raised in this letter please contact the undersigned at (813) 229-7600.

Sincerely,

/s/ Mark A. Catchur
Mark A. Catchur

c: Michael Sullivan, Chief Financial Officer, Oragenics, Inc.